NEWS RELEASE

March 6, 2007

CANETIC RESOURCES TRUST PROVIDES 2006 US TAX INFORMATION

Canetic Resources Trust (“Canetic” or the “Trust”) is please to provide the following information to assist individual U.S. unitholders in reporting distributions received from Canetic on their IRS form 1040 – U.S. Individual Income Tax Return for the 2006 calendar year.

The information contained herein is of a general nature only and not exhaustive of all possible U.S. tax considerations. It is not intended to constitute legal or tax advice to any holder or potential holder of Canetic trust units. Readers should consult their own legal or tax advisors as to their particular tax consequences of holding Canetic trust units.

Canetic Units Within a Qualified Retirement Plan

No amounts are required to be reported on an IRS Form 1040 – U.S. Individual Income Tax Return if Canetic trust units are held within a qualified retirement plan.

Canetic Units Held Outside a Qualified Retirement Plan

Canetic should be treated as a corporation and its units as equity under U.S. tax law.  Therefore, a portion of the trust’s distributions paid during the year should be considered dividends for U.S. federal income tax purposes. Canetic has determined that 100% of distributions paid during 2006 should be reported as a “qualified dividend” and that no portion of the distributions should be reported as a tax-deferred return of capital.

In consultation with its U.S. tax advisors, Canetic is of the opinion that the dividend portion of the 2006 distributions should be considered “Qualified Dividends” under the Jobs and Growth Tax Relief Reconciliation Act of 2003.  Such Qualified Dividends are eligible for the reduced tax rate applicable to long-term capital gains and are to be reported on line 9(b) of the Federal income tax return. There are certain individual circumstances, as provided on page 23 of the IRS 2006 1040 Instruction Booklet, where the dividends may not be Qualified Dividends (such as in situations where the individual unitholder does not meet a holding period test). Where these circumstances apply, they are to be reported as Ordinary Dividends on Schedule B – Part II and line 9(a) of the Federal income tax return.

U.S. individual unitholders who hold their Canetic units through a broker or other intermediary should receive tax reporting information from the broker or intermediary. We expect the broker or intermediary will issue a 1099-DIV “Dividends and Distributions” or a similar substitute form. We have every reason to believe that Canetic dividends should appear as “Qualified Dividends” on Line 1(b) of the 1099-DIV forms received for 2006 since the trust has undertaken measures to ensure it has been included as a “qualified foreign corporation” on a database established and maintained by several U.S. brokerage firms. Registered unitholders will receive form 1099-DIV directly from Canetic’s transfer agent.

Unitholders are strongly encouraged to compare the 1099-DIV form received from their broker to the information provided in this press release, noting in particular that the dividend amount is correctly identified as a “Qualified Dividend”.  Investors should consult their brokers and tax advisors to ensure the proper information is accurately reflected on their tax returns.

Unitholders are encouraged to utilize the Qualified Dividends and Capital Gain Worksheet to determine the amount of tax that may otherwise be payable.

Pursuant to the Canada – U.S. Tax Treaty, Canetic distributions paid to residents of the United States are subject to a 15% withholding tax on 100% of the gross distribution.

Based on an opinion we have received from our U.S. tax advisors, for units held in taxable accounts, we believe the full amount of Canadian withholding taxes applied to Canetic distributions should be creditable for U.S. tax purposes in the taxation year in which it is applied.  Where units are held in a tax-deferred account (e.g., an IRA account), no portion of the withholding tax is creditable.

All Canadian withholding taxes that have been withheld from your distributions should be reported on Form 1116 “Foreign Tax Credit (Individual, Estate or Trust)”. Information regarding the amount of Canadian tax withheld from 2006 distributions should be available through your broker or other intermediary and is not available from Canetic.

2006 Summary of U.S. Tax Information

The following schedules summarize, on a per unit basis, the U.S. tax treatment of monthly cash distributions paid by Canetic (prior to Canadian withholding tax) for the period January 1st to December 31st, 2006. The amounts are expressed in $ U.S. converted on the date of payment.

Please note the first payment made by Canetic in 2006 (i.e., paid on or about Jan 13, 2006) was in respect of distributions declared in predecessor Acclaim Energy Trust (“Acclaim”) or StarPoint Energy Trust (“StarPoint”) prior to the merger and therefore, the appropriate table to use below will be dependent on whether you held Acclaim or StarPoint units immediately prior to the merger which created Canetic on January 5, 2006.

2006 CASH DISTRIBUTION INFORMATION
FOR FORMER ACCLAIM UNITHOLDERS ($/CANETIC UNIT)
Record Date	Payment Date	Cash Distribution per Canetic Unit ($Cdn)	Conversion Rate (1)	Cash Distribution ($ U.S.)	Taxable Qualified Dividend ($ U.S.)	Tax-Deferred Return of Capital ($ U.S.)
Dec 30 2005	Jan 13, 2006	0.1950	0.8611	0.167915	0.167915	Nil
Jan 31 2006	Feb 15 2006	0.2300	0.8665	0.199295	0.199295	Nil
Feb 28 2006	Mar 15 2006	0.2300	0.8656	0.199088	0.199088	Nil
Mar 31 2006	Apr 13 2006	0.2300	0.8681	0.199663	0.199663	Nil
Apr 28 2006	May 15 2006	0.2300	0.8977	0.206471	0.206471	Nil
May 31 2006	Jun 15 2006	0.2300	0.8947	0.205781	0.205781	Nil
Jun 30 2006	Jul 14 2006	0.2300	0.8870	0.204010	0.204010	Nil
Jul 31 2006	Aug 15 2006	0.2300	0.8912	0.204976	0.204976	Nil
Aug 31 2006	Sep 15 2006	0.2300	0.8933	0.205459	0.205459	Nil
Sep 29 2006	Oct 13 2006	0.2300	0.8797	0.202331	0.202331	Nil
Oct 31 2006	Nov 15 2006	0.2300	0.8780	0.201940	0.201940	Nil
Nov 30 2006	Dec 15 2006	0.2300	0.8640	0.198720	0.198720	Nil
TOTAL		$2.725		$2.396	$2.396	Nil

(1) Bank of Canada noon rate on date of payment

2006 CASH DISTRIBUTION INFORMATION
FOR FORMER STARPOINT UNITHOLDERS ($/CANETIC UNIT)
Record Date	Payment Date	Cash Distribution per Canetic Unit ($Cdn)	Conversion Rate (1)	Cash Distribution ($ U.S.)	Taxable Qualified Dividend ($ U.S.)	Tax-Deferred Return of Capital ($ U.S.)
Dec 31 2005	Jan 13, 2006	0.2200	0.8611	0.189442	0.189442	Nil
Jan 31 2006	Feb 15 2006	0.2300	0.8665	0.199295	0.199295	Nil
Feb 28 2006	Mar 15 2006	0.2300	0.8656	0.199088	0.199088	Nil
Mar 31 2006	Apr 13 2006	0.2300	0.8681	0.199663	0.199663	Nil
Apr 28 2006	May 15 2006	0.2300	0.8977	0.206471	0.206471	Nil
May 31 2006	Jun 15 2006	0.2300	0.8947	0.205781	0.205781	Nil
Jun 30 2006	Jul 14 2006	0.2300	0.8870	0.204010	0.204010	Nil
Jul 31 2006	Aug 15 2006	0.2300	0.8912	0.204976	0.204976	Nil
Aug 31 2006	Sep 15 2006	0.2300	0.8933	0.205459	0.205459	Nil
Sep 29 2006	Oct 13 2006	0.2300	0.8797	0.202331	0.202331	Nil
Oct 31 2006	Nov 15 2006	0.2300	0.8780	0.201940	0.201940	Nil
Nov 30 2006	Dec 15 2006	0.2300	0.8640	0.198720	0.198720	Nil
TOTAL		$2.75		$2.417	$2.417	Nil

(1) Bank of Canada noon rate on date of payment

Canetic is one of Canada’s largest oil and gas royalty trusts.  Canetic trust units and debentures are listed on the Toronto Stock Exchange under the symbols CNE.UN, CNE.DB.A, CNE.DB.B, CNE.DB.C, CNE.DB.D, and CNE.DB.E and the trust units are listed on the New York Stock Exchange under the symbol CNE.

For further information, please see the website at www.canetictrust.com or contact Canetic investor relations by email at: Info@canetictrust.com or toll free telephone at 1-877-539-6300.